Exhibit 99.1

FOXTEL GROUP

Report of Independent Auditors

To the Members of Sky Cable Pty Limited

We have audited the accompanying combined financial statements of the Foxtel Group, which is comprised of Foxtel Partnership, Foxtel Management Pty Ltd, Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, Foxtel Television Partnership and their controlled entities. The combined financial statements comprise of the combined balance sheet as of 30 June 2013 and the related combined statement of operations, comprehensive income (loss), cash flows and partners’ equity for year ended 30 June 2013, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Foxtel Group at 30 June 2013, and the combined results of its operations and its cash flows for the year ended 30 June 2013 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Sydney, Australia

19 September 2013

FOXTEL GROUP

COMBINED STATEMENTS OF OPERATIONS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2013	2012	2011
	(audited)	(unaudited)
Revenues (third parties)	$2,459,089	$1,642,886	$1,517,834
Revenues (related parties)	644,333	714,348	691,346

Total Revenues	$3,103,422	$2,357,234	$2,209,180
Operating expenses (third parties) (exclusive of items shown separately below)	(984,535)	(764,316)	(756,756)
Operating expenses (related parties)	(619,758)	(524,574)	(498,136)
Selling, general and administrative	(591,245)	(408,492)	(395,641)
Depreciation and amortization	(429,439)	(316,808)	(312,965)
Impairment charge for programming costs	—	(35,700)	—
Equity earnings / (loss) of affiliates	5,225	931	(891)
Interest expense, net	(224,673)	(57,138)	(35,641)
Foreign exchange and other gains / (losses) on hedges, net	753	(54,148)	(42,173)

Income before income tax (expense) / benefit	$259,750	$196,989	$166,977
Income tax (expense) / benefit	(29,910)	2,615	—

Net income	$229,840	$199,604	$166,977

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2013	2012	2011
	(audited)	(unaudited)
Net income	$229,840	$199,604	$166,977
Other comprehensive income:
Net change in the fair value of cash flow hedges taken to equity ($0 tax impact)	30,666	—	—

Other comprehensive income	$30,666	$—	$—

Comprehensive income	$260,506	$199,604	$166,977

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED BALANCE SHEETS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	As of June 30,
	2013	2012
	(audited)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$34,319	$54,562
Receivables, net (third parties) (Less allowances of $7,610 and $9,544 as of June 2013 and 2012, respectively) (Note 2)	218,047	139,922
Receivables (related parties) (Note 2 and 13)	11,622	44,612
Inventories, net (Note 5)	174,512	127,197
Derivative financial instruments (Note 10)	10,863	—
Prepayments	29,055	13,058
Deferred income taxes (Note 12)	21,425	29,314
Other current assets	10,279	11,723

Total current assets	$510,122	$420,388
Noncurrent assets:
Receivables (related parties) (Note 2 and 13)	—	179
Inventories, net (Note 5)	106,433	95,189
Equity method investments (Note 8)	5,310	6,035
Derivative financial instruments (Note 10)	30,703	4,225
Property and equipment, net (Note 6)	701,533	755,285
Intangible assets, net (Note 7)	191,432	263,145
Goodwill (Note 7)	1,933,197	1,933,197
Deferred income taxes (Note 12)	35,460	54,289
Other noncurrent assets	8,238	10,950

Total assets	$3,522,428	$3,542,882

Liabilities and Equity:
Current liabilities:
Borrowings (Note 9)	$309,311	$19,317
Trade payables (third parties)	278,646	209,848
Trade payables (related parties) (Note 13)	81,354	22,097
Accrued expenses and other payables	160,523	247,141
Income tax payable	1,975	—
Deferred revenue	210,215	158,772
Derivative financial instruments (Note 10)	1,852	8,339
Deferred income taxes (Note 12)	7,614	—
Other current liabilities	49,027	47,778

Total current liabilities	$1,100,517	$713,292

Noncurrent liabilities:
Borrowings (third parties) (Note 9)	1,834,454	2,154,160
Borrowings (related parties) (Note 9 and 13)	902,580	886,232
Deferred revenue	—	11,028
Derivative financial instruments (Note 10)	68,820	110,650
Deferred income taxes (Note 12)	480	8,134
Other noncurrent liabilities	20,526	14,841

Commitments and contingencies (Note 14)	—	—

Equity: (Note 3)
Partners’ capital	1,057,650	1,057,650
Accumulated deficit	(1,493,265)	(1,413,105)
Accumulated other comprehensive income	30,666	—

Total equity	$(404,949)	$(355,455)

Total liabilities and equity	$3,522,428	$3,542,882

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2013	2012	2011
	(audited)	(unaudited)
Cash flows from operating activities:
Net income	$229,840	$199,604	$166,977
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	429,439	316,808	312,965
Loss on disposal of property and equipment	7,705	1,717	9,840
Impairment charge for programming costs	—	35,700	—
Equity (earnings) / loss of affiliates	(5,225)	(931)	891
Deferred income taxes	26,678	(2,615)	—
Fair value adjustments and foreign currency translation (Note 10)	(37,000)	42,959	29,276
Noncash interest accrued on loan from partners	16,352	—	—
Changes in operating assets and liabilities, net of acquisitions:
Receivables, prepayments and other, net	(56,782)	(24,516)	(9,488)
Inventories, net	(49,564)	(94,328)	(13,243)
Trade payables and other liabilities	88,007	(13,113)	9,923

Net cash provided by operating activities	$649,450	$461,285	$507,141

Cash flows from investing activities:
Acquisitions, net of cash acquired	(15,652)	(1,881,075)	—
Payments for property and equipment	(302,287)	(257,671)	(269,331)
Payments for software	—	(360)	—
Return of capital—equity investee	5,950	1,050	—

Net cash used in investing activities	$(311,989)	$(2,138,056)	$(269,331)

Cash flows from financing activities:
Proceeds from borrowings	801,991	2,163,823	141,137
Proceeds of loans from / (repayment to) partners	—	886,232	(60,000)
Repayment of borrowings	(849,695)	(1,129,741)	(163,517)
Payment of partners distributions	(310,000)	(216,982)	(140,000)

Net cash (used in) / provided by financing activities	$(357,704)	$1,703,332	$(222,380)

Net (decrease) / increase in cash and cash equivalents	(20,243)	26,561	15,430
Cash and cash equivalents, beginning of year	54,562	28,001	12,571

Cash and cash equivalents, end of year	$34,319	$54,562	$28,001

Supplemental disclosure:
Interest paid—excluding net cash flows on economic hedges (undesignated swaps)	$(192,175)	$(71,167)	$(38,126)
Interest paid—net cash flows on economic hedges (undesignated swaps)	(36,247)	(11,189)	(12,897)
Tax paid	—	—	—
Noncash investing and financing activities:
Fair value of existing equity method investments before acquisition	—	(14,477)	—
Noncash distribution	—	(16,350)	—
Noncash interest accrued on loan from partners	16,352	—	—

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF PARTNERS’ EQUITY

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	Partners’ capital	Accumulated deficit	Accumulated other comprehensive income	Total equity
Balance, June 30, 2010 (unaudited)	$1,074,000	$(1,422,704)	$—	$(348,704)
Net income	—	166,977	—	166,977
Partners distribution	—	(140,000)	—	(140,000)

Balance, June 30, 2011 (unaudited)	$1,074,000	$(1,395,727)	$—	$(321,727)
Net income	—	199,604	—	199,604
Partners distribution	—	(216,982)	—	(216,982)
Noncash distribution	(16,350)	—	—	(16,350)

Balance, June 30, 2012 (unaudited)	$1,057,650	$(1,413,105)	$—	$(355,455)
Net income	—	229,840	—	229,840
Other comprehensive income:
Net change in the fair value of cash flow hedges taken to equity ($0 tax impact)	—	—	30,666	30,666

Other comprehensive income	$—	$—	$30,666	$30,666
Partners distribution	—	(310,000)	—	(310,000)

Balance, June 30, 2013 (audited)	$1,057,650	$(1,493,265)	$30,666	$(404,949)

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 1. DESCRIPTION OF BUSINESS

The Foxtel Group (see definition in Note 2, Basis of presentation and principles of combination) is the largest pay-TV provider in Australia employing over 2,500 people. It is owned equally by News Corporation (“News Corp”) and Telstra Corporation Limited (“Telstra”), an Australian ASX-listed Telecommunications company. The Foxtel Group has approximately 2.4 million subscribing households throughout Australia, or over 30% of the country’s population, as of June 30, 2013.

The Foxtel Group delivers more than 200 channels (including standard definition channels, high definition versions of some of those channels, and audio and interactive channels) covering news, sport, general entertainment, movies, documentaries, music and children’s programming. The Foxtel Group’s premium content includes FOX SPORTS Australia’s suite of sports channels such as FOX SPORTS 1, FOX SPORTS 2 and FOX SPORTS 3 and TV shows from HBO, FOX and Universal, among others. The Foxtel Group also owns and operates 26 channels, including general entertainment and movie channels, and sources an extensive range of movie programming through arrangements with major U.S. studios. The Foxtel Group’s channels are distributed to subscribers via both Telstra’s hybrid fibrecoaxial cable network and a long-term contracted satellite platform provided by Optus. The Foxtel Group offers limited versions of its services via broadband through Foxtel Play (an internet television service), the Xbox platform, Telstra’s T-Box platform, select Samsung televisions, a number of Virgin Australia aircraft, and mobile devices and tablets (including iPads and iPhones via Foxtel Go), as well as via the internet to personal computers. The Foxtel Group’s customers are also able to access their electronic programming guide via their tablet, mobile devices and personal computers to remotely record programming.

The Foxtel Group generates revenue primarily through subscription revenue as well as advertising revenue. For the year ended June 30, 2013 the Foxtel Group recorded revenues of $3.1 billion (all numbers are in Australian Dollars), net income before income taxes of $260 million, net interest expense of $225 million, depreciation and amortization of $429 million, foreign exchange and other gains/(losses) on hedges, net of $1 million and equity earnings of affiliates, of $5 million. Net cash provided by operating activities for the year ended June 30, 2013 was $649 million. The Foxtel Group made cash distributions to partners of $310 million in aggregate and paid interest of $90 million in aggregate on shareholder loans.

In May 2012, the Foxtel Group purchased Austar United Communications Pty Limited (“AUSTAR”) a subscription television business providing satellite and digital television services in regional and rural Australia. This created a national subscription television service in Australia.

The Foxtel Group is a combination of corporate and partnership entities. At June 30, 2013 News Corp and Telstra equally own the Foxtel Group. Since inception the partners’ have contributed $1.1 billion in capital to the Foxtel Group through one of the partnership structures, the Foxtel Partnership (a general partnership) which was used to fund the initial startup losses and required investments of the Foxtel Group. The Foxtel Group is now highly profitable and cash generative, and the group provides distributions to partners from the Foxtel Partnership based on surplus cash flows. Net cash provided by operating activities has been $1,617.9 million over the three year period ending June 30, 2013. Approved distributions to partners over the same three year period have totaled $667 million and are made from the accumulated profit account of the Foxtel Partnership. The combined financial statements of the Foxtel Group report an accumulated deficit at June 30, 2013 of $1.5 billion as the total returns to partners since inception are in excess of the aggregated earnings of the combined group in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The AUSTAR transaction was funded by the Foxtel Group bank debt (“term debt”) and the partners made pro-rata capital contributions in the form of subordinated shareholder notes (“loan”) based on their respective

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

ownership interest. At June 30, 2013 these loans amounted to $903 million which includes accrued interest payable of $16 million. Additionally, at June 30, 2012 the Foxtel Group had non-partner debt of $2.1 billion outstanding. This debt is in the form of Australian dollar fixed interest term debt and US private placement debt, predominantly US$ and floating interest rate. This debt exposes the Foxtel Group to foreign exchange currency rate risk and interest rate risk. The Foxtel Group uses a portfolio of interest rate swaps and cross currency interest rate swaps to mitigate exposure to these risk. The Foxtel Group also enter into foreign exchange contracts to convert US$ operating cost exposures to the Australian dollar. Where possible, the Foxtel Group designate all hedges to qualify for U.S. GAAP hedge accounting.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of combination

The financial statements are prepared in accordance with U.S. GAAP and present, on a combined basis, the historical Australian dollar results of operations, comprehensive income, financial position and cash flows of the Foxtel Partnership, Foxtel Management Pty Ltd, Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, the Foxtel Television Partnership and their controlled entities, which collectively comprise the “Foxtel Group” or “the Group.”

Controlled entities are all those entities over which the Foxtel Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. Controlled entities are fully consolidated from the date on which control is transferred to the Foxtel Group. They are de-consolidated from the date that control ceases. All intercompany transactions and accounts within the Foxtel Group and its controlled entities have been eliminated. Accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Foxtel Group.

Liquidity considerations

The Foxtel Group’s accounts have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the combined financial statements.

The Foxtel Group provides distributions to partners based on surplus cash flows and this method is outlined in Note 3—Equity. Approved returns of $667.0 million in aggregate have been made to partners over the past three years and net cash provided by operating activities has been $1,617.9 million over this three year period. This method of providing returns has resulted in negative aggregate net current assets of $590.4 million. The partners are obliged, under the terms of the partnership agreements, to contribute capital to the partnerships in order to achieve the annual Business Plan approved by the Partners and as such this contribution would fund any liability that the group does not meet from cash from operations through at least the next twelve months in the absence of any alternative funding options. In addition, net aggregate total assets (excluding Borrowings from related parties) are $497.6 million and the Foxtel Group has undrawn cash facilities of $246.7 million at June 30, 2013. Based on historical financial performance and the other factors outlined above, the Foxtel Group believes that the going concern basis is supported. The combined financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Foxtel Group be unable to continue as a going concern. Such adjustments could be material.

Business combinations

Business combinations are accounted for utilizing the guidance of ASC 805, “Business Combinations”. The purchase price of an acquisition is allocated to the assets acquired, including intangible assets and liabilities

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

assumed, based on their respective fair values at the acquisition date. Any pre-acquisition contingencies, including contingent consideration, are recognized and measured at fair value (if possible) and liabilities related to contingent consideration are remeasured at fair value in each subsequent reporting period. The excess of the cost of an acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed is recognized as goodwill. The net assets and results of operations of an acquired entity are included in the Foxtel Group’s combined financial statements from the acquisition date.

The Foxtel Group incurred approximately $35.7 million of acquisition and integration related costs in connection with acquisitions during 2012 and no incremental costs were incurred during 2013. Such costs are required to be expensed as incurred and are reflected in the selling, general and administrative expense line in the combined statements of operations.

Use of estimates

The preparation of the Foxtel Group’s combined financial statements is in conformity with U.S. GAAP and requires management to make estimates and assumptions that affect the amounts that are reported in the combined financial statements and accompanying disclosures. Areas where management uses subjective judgement include, but are not limited to, determining the provision for accounts receivable, fair value hierarchy of financial instruments, fair value of financial instruments, estimation of useful lives of long-lived and intangible assets, goodwill and other indefinite-lived intangible assets, amortization period of deferred installation revenue and installation costs, amortization period of programming rights, accounting for deferred income taxes, and assessing the valuation of the assets and liabilities assumed in a business combination. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Receivables

Trade and other receivables are carried at net realizable value and are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The Foxtel Group’s receivables did not represent significant concentrations of credit risk as of June 30, 2013 or June 30, 2012 due to the high number of low valued receivables with debtors which have no history of default with the Foxtel Group. No customer individually represented greater than 10% of the total accounts receivable as of June 30, 2013 or 2012. Other receivables are mainly comprised of Goods and Services Tax (“GST”) receivables, licensing fees and sub-licensing fees receivables. The allowances for doubtful accounts is estimated based on historical experience, significant financial difficulties of the debtor, delinquency in payments (more than 60 days overdue), current economic trends and specific identification of certain receivables that are at risk of not being paid. Receivable balances are written off after all collection effort has ceased.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Receivables, net and Receivables (related parties) consist of:

	As of June 30,
	2013	2012
	(audited)	(unaudited)
	(in thousands)
From third parties:
Trade receivables	$190,895	$127,070
Other receivables	34,762	22,575
Allowances for doubtful accounts	(7,610)	(9,544)

Receivables, net	$218,047	$140,101
Less: noncurrent portion	—	(179)

Current receivables, net	$218,047	$139,922

From related parties:
Trade receivables	$11,622	$44,612

Inventories

Inventory principally consists of acquired program rights which are recorded at the lower of amortized cost or net realizable value. In accordance with ASC 920, “Entertainment-Broadcasters,” costs incurred in acquiring program rights are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amounts of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Any program rights that do not meet the criteria to be recorded are included in the commitments disclosure. All program rights are amortized on the straight-line basis over the license period, which is the period in which an economic benefit is expected to be derived based on the timing of the Foxtel Group’s usage of and benefit from such programming. If estimates of future cash flows are insufficient or if there is no plan to broadcast certain programming, an impairment charge is recognized in the combined statements of operations.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and include all direct costs and certain indirect costs associated with new subscriber installations, other property and equipment, technical equipment, and digital set top units. Depreciation on equipment is provided using the straight-line method over an estimated useful life of the assets as follows:

Leasehold improvements	4 to 7 years
Technical equipment	6 to 7 years
Digital set top units and installations	3 to 7 years
Digital set top units under capital leases	4 to 7 years
Other property and equipment	4 to 7 years

Equipment under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred and betterment that extends the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the combined statements

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

of operations. Changes in circumstances, such as technological advances or changes to Foxtel Group’s business model or capital strategy could result in the actual useful lives differing from the Foxtel Group’s estimates. In those cases where the Foxtel Group determines that the useful life should be shortened, the Foxtel Group would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

For the fiscal year ended June 30, 2013, the Foxtel Group reassessed the useful lives of costs related to cable and satellite installations and upgrades from three years to four years. The impact on the change in useful life of the installation costs and upgrades to the combined statements of operations is a $24.2 million reduction in the depreciation expense and an increase in net income for the year ended June 30, 2013. The impact of this change also resulted in an increase in the line item ‘property and equipment, net’ and reduction in the line item ‘accumulated deficit’ on the combined balance sheets. The depreciation period is derived through consideration of average customer life and useful life of cable and satellite equipment. Costs related to service of subscriber connectivity and disconnection are expensed as incurred.

Leases

In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Foxtel Group assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date.

Assets under capital leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Assets under capital leases are amortized on the straight-line method over the life of the lease or over their estimated useful lives, whichever is shorter. Amortization of capital lease assets is included in depreciation and amortization expense. The estimated useful lives of leased assets held at the reporting date are being amortized over periods ranging from four to seven years.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. The term used for straight-line rent expense is calculated initially from the date that possession is obtained of the leased premises through the expected lease termination date. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options. There are no restrictions placed upon the Foxtel Group by entering into these leases.

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350, “Goodwill and Other Intangible Assets”, recorded goodwill amounts and other indefinite-lived intangible assets are not amortized, but rather are tested for impairment annually or more frequently if indicators of impairment are present.

The Foxtel Group adopted Accounting Standards Update (“ASU”) 2011-08, “Testing Goodwill for Impairment”, to test goodwill for impairment by performing a qualitative assessment before calculating the fair

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

value of a reporting unit in step one of the goodwill impairment test. If the Foxtel Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. The Foxtel Group has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the first step of the goodwill impairment test. The Foxtel Group may resume performing the qualitative assessment in any subsequent period. Under the two-step impairment test, the first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Foxtel Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as an impairment loss. The goodwill impairment tests were performed as of June 30, 2013 and 2012. No impairment loss was recorded for any of the years presented.

Intangible assets

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed.

Capitalized software

Direct external costs incurred to acquire software programs for internal use are capitalized and amortized using the straight-line method over the remaining useful lives, estimated to be 2 years. Costs such as maintenance and training are expensed as incurred.

Impairment of long-lived assets and intangibles

ASC 360, “Property, Plant and Equipment” and ASC 350, “Intangibles—Goodwill and Other” require that the Foxtel Group periodically reviews the carrying amounts of its long-lived assets, including property and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such asset exceeds its fair value. The Foxtel Group generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. No impairment charge was recorded for any of the years presented.

Accrued employee liabilities

The liability for long service leave is recognized in other current and other noncurrent liabilities, depending on the unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The liability is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted where applicable using market yields at the reporting date. Accrued liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within twelve months of the reporting date are recognized in other current liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received. Transaction costs are recorded within other current assets (current portion) and other noncurrent assets (long-term portion) on the combined balance sheets. They are subsequently measured at amortized cost using the effective interest method. Where there is an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, the loans or borrowings are classified as noncurrent.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Foxtel Group considers the terms of each arrangement to determine the appropriate accounting treatment.

Subscriber revenue

Subscriber revenue represents a majority of the Foxtel Group’s revenues and is earned from pay television broadcast services. Revenue is recognized in the period that the services are provided. Non-refundable subscriptions billed before the underlying service is provided to the customer are recorded as deferred revenue on the combined balance sheets. This revenue is then recognized in the combined statements of operations over the service period.

Other revenues

Television facilities and service revenue represents revenues earned from the Foxtel Group’s services and are recognized in the period the services are provided, net of returns, trade allowances and duties and taxes paid. Advertising revenue is recognized in the period in which the advertising is broadcast. Installation revenue represents revenue earned from the installation of the Foxtel Group’s equipment at subscribers’ premises, which is recognized to the extent of subscriber acquisition costs expensed. Any amounts exceeding subscriber acquisition costs are deferred within deferred revenue on the combined balance sheets and amortized over the average life of the subscriber.

Subscriber acquisition costs

Subscriber acquisition costs primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment and direct and indirect installation costs are

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Operating expenses

Operating expenses on the combined statements of operations include costs related to satellite and broadband transmission costs, license and production costs, studio and engineering expense, and installation costs. Costs incurred for shipping and handling are reflected in operating expenses in the combined statements of operations.

Advertising expenses

The Foxtel Group expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses—Advertising Cost.” Advertising and promotional expenses recognized totalled $176.0 million, $122.9 million and $103.0 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Advertising expenses are recognized in selling, general and administrative in the combined statements of operations.

Translation of foreign currencies

The combined financial statements are presented in Australian dollars which is the Foxtel Group’s functional and presentation currency. Foreign transactions are translated into Australian dollars using the current rate method. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing rates on the period end date are recognized in the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’.

Income tax

Foxtel Partnership and Foxtel Television Partnership are taxed as a pass-through for Australian income tax purposes. The results of operations are included in the tax returns of the respective partners and not taxed at the Foxtel Group level.

The Foxtel Group includes a number of stand-alone taxpayers (Customer Services Pty Limited, Foxtel Cable Television Pty Limited, Foxtel Management Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited) and two separate Australian tax consolidated groups, the Foxtel Holdings Pty Limited tax consolidated group and the XYZnetworks Pty Limited tax consolidated group (all collectively referred to as the “Foxtel taxpayers”). XYZnetworks is equally owned by Foxtel Partnership and Foxtel Holdings Pty Limited. The provision of income taxes for these entities is computed using the asset and liability method, pursuant to ASC 740, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the combined statements of operations in the period that includes the enactment date. ASC 740, “Accounting for Income Taxes” requires an assessment of whether valuation allowances are needed against deferred tax assets based upon consideration of all available evidence using a “more likely than not” standard.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Goods and services tax (“GST”) and other similar taxes

Revenues, expenses, assets (except receivables) and liabilities (except payables) are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST fully recoverable from, or payable to, the tax authority is included in other receivables or payables in the combined balance sheets.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Fair value measurements

The Foxtel Group holds financial instruments that are measured at fair value on a recurring basis, including derivative instruments and U.S. dollar denominated borrowings which are designated as a hedged item in a fair value hedge (see Note 10—Fair Value).

With the exception of the 2009 US private placement borrowings which is carried at amortized cost of $197.0 million, the carrying amounts of financial instruments reflect their fair value. The fair value of the 2009 US private placement borrowing at June 30, 2013 and June 30, 2012 was $219.5 million and $204.6 million, respectively. The fair value of the remaining borrowings is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial instruments. The derivative financial instruments are recorded at estimated fair value. The carrying amounts of cash and cash equivalents, receivables and trade and other payables approximate their fair values due to their short-term nature.

Financial instruments and derivatives

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in the combined statements of operations unless specific hedge accounting criteria are met.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivatives that will be accounted for as hedging instruments, the Foxtel Group formally designates and documents, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. In addition, the Foxtel Group formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair values or cash flows of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized into earnings.

The Foxtel Group determines the fair values of its derivatives using standard valuation models. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure to the financial risks described above. The amounts

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates and foreign currency exchange rates. The Foxtel Group does not view the fair values of its derivatives in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions or other exposures. All of the Foxtel Group’s derivatives are straightforward over-the-counter instruments with liquid markets. The carrying values of the derivatives reflect the impact of legally enforceable master netting agreements which allow the Foxtel Group to net settle positive and negative positions with the same counterparty. As the Foxtel Group does not intend to settle any derivatives at their net positions, derivative instruments are presented gross in the combined balance sheets.

The Foxtel Group has established strict counterparty credit guidelines whereby transactions are limited to financial institutions of investment grade or better and exposure limits are tiered with the majority of exposure falling with the AAA to AA- bucket. The Foxtel Group monitors counterparty exposures regularly and reviews any downgrade in credit rating immediately. To mitigate presettlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. In addition, the Foxtel Group’s master netting agreements reduce credit risk by permitting the Foxtel Group to net settle for transactions with the same counterparty. To minimize the concentration of credit risk, the Group enter into derivative transactions with a portfolio of financial institutions. Based on these factors, the Group considers the risk of counterparty default to be minimal. The maximum amount of loss due to credit exposure is equivalent to the value of derivatives in an asset position as of June 30, 2013.

Cash flow hedges

Cash flow hedges are used to mitigate the Foxtel Group’s exposure to variability in cash flows that is attributable to particular risk associated with a highly probable forecast transaction or a recognized asset or liability which could affect income or expenses. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, whilst the ineffective portion is recognized in the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’. Amounts taken to equity remain in equity and are amortized to earnings when the hedged forecast transaction impacts income and are recorded within the same line item in the combined statements of operations to which the hedged item relates.

Cash flow hedges are tested for effectiveness on a regular basis both retrospectively and prospectively to ensure that each hedging relationship is highly effective so that it can continue to be designated as a cash flow hedge. If the forecasted transaction is no longer expected to occur, amounts recognized in equity are transferred to the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’. If the hedging instrument is sold, terminated, expires, exercised without replacement or rollover, or if the hedge becomes ineffective and is dedesignated as a hedge, amounts previously recognized in equity remain in equity until the hedged forecast transaction affects earnings at which time the amounts are recorded in earnings within the same line item in the combined statements of operations to which the hedged item relates.

Fair value hedges

Fair value hedges are used to mitigate the Foxtel Group’s exposure to changes in the fair value of a recognized asset or liability, or an identified portion thereof that is attributable to a particular risk and could affect income or expenses. The hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured to fair value. Gains and losses from both are taken to the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’.

Fair value hedge accounting is discontinued if the hedging instrument is sold, terminated, expires, exercised, it no longer meets the criteria for hedge accounting or dedesignated as a hedge.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Economic hedges

Derivatives not designated in accounting hedge relationships are referred to as economic hedges. Economic hedges are those derivatives which Foxtel Group uses to mitigate their exposure to variability in the cash flows of a forecast transaction or the fair value of a recognized asset or liability, but which do not qualify for hedge accounting. The economic hedges are accounted for at fair value by recording the unrealized mark-to-market (fair value adjustment) in each period in the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’. Realized gains and losses on the economic hedges arising from the periodic cash flows and settlements that take place on these economic hedges (for example, interest or other cash flows) are also recorded in the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’.

Comprehensive income

Comprehensive income is defined to include all changes in partners’ equity except those resulting from investments by partners and distributions to partners. Among other disclosures, ASC 220, “Comprehensive Income” requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

The Foxtel Group adopted ASU 2011-05 on July 1, 2012 by presenting items of net income and other comprehensive income in two statements, the combined statements of operations and the combined statements of comprehensive income. Prior periods’ comprehensive information has been revised to conform to the presentation requirements of ASU 2011-05.

Recently issued accounting pronouncements

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which permits an entity to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit’s indefinite-lived intangible asset is less than the asset’s carrying value before applying a quantitative impairment assessment. If it is determined through the qualitative assessment that the fair value of a reporting unit’s indefinite-lived intangible asset is more likely than not greater than the asset’s carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU 2012-02 is effective for the Foxtel Group for annual and interim indefinite-lived intangible asset impairment tests performed beginning July 1, 2013, however, early adoption is permitted. The Foxtel Group does not expect the adoption of ASU 2012-02 will have a significant impact on its combined financial statements.

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013- 02”), which requires the Foxtel Group to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, it requires the Foxtel Group to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, the Foxtel Group is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

ASU 2013-02 is effective for the Foxtel Group for interim reporting periods beginning July 1, 2013, however, early adoption is permitted. As this guidance only amends the presentation of components of comprehensive income, the Foxtel Group does not anticipate the adoption will have an impact on the Foxtel Group’s combined balance sheet or statement of operations.

In February 2013, the FASB issued ASU 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”). The objective of ASU 2013-04 is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation (within the scope of this guidance) is fixed at the reporting date. Examples of obligations within the scope of ASU 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 is effective for the Foxtel Group for interim reporting periods beginning July 1, 2014, however, early adoption is permitted. The Foxtel Group is currently evaluating the impact ASU 2013-04 will have on its combined financial statements.

NOTE 3. EQUITY

The Foxtel Group contains corporate and partnership structures. The partners’ capital of the Foxtel Group of $1.1 billion as of June 30, 2013 has been raised though the partnership structures (general partnerships). The Foxtel Group provides distributions to partners based on surplus cash flows. Distributions to partners are recorded against the accumulated profit account of the partnership paying the distribution. This entity has accumulated profits of $5.5 billion as of June 30, 2013. The combined financial statements of the Group report an aggregated accumulated deficit at June 30, 2013 of $1.5 billion as the returns to partners are in excess of the aggregated earnings.

NOTE 4. ACQUISITIONS, DISPOSALS AND OTHER TRANSACTIONS

The results of operations and financial position of the entities acquired by the Foxtel Group during the years ended June 30, 2013 and 2012 are included in the combined financial statements. There were no significant acquisitions in the year ended June 30, 2011 and no significant disposals in the years ended June 30, 2013, 2012 or 2011.

2013 Acquisition

On November 1, 2012, the Foxtel Group acquired certain assets (including the Showtime movie channels) and liabilities of Premium Movie Partnership (“PMP”), which was accounted for as an asset acquisition. The acquisition of PMP will enable the Foxtel Group to offer an enhanced movie and premium drama product to its subscribers. The total purchase price for the acquisition was $15.7 million (exclusive of GST).

2012 Acquisition

On May 23, 2012, Foxtel Group acquired 100% of the ordinary shares of AUSTAR United Communications Pty Limited (“AUSTAR”). AUSTAR is a subscription television business providing satellite and digital television services in regional and rural Australia that complements the Foxtel Group’s existing business.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The following table summarizes the final purchase price allocation to the assets acquired and liabilities assumed at the date of acquisition (in thousands), which also includes the impact of control gained over the entities: XYZnetworks, Multi Channel Network Pty Limited and Main Event Pty Limited(a):

Cash and cash equivalents	$51,614
Receivables	276,402
Inventories	49,446
Prepayments	3,208
Equity method investments	6,685
Property and equipment	197,507
Intangible assets	271,782
Other assets	3,832
Deferred income taxes	89,179

Total assets acquired	$949,655
Borrowings	(700,991)
Trade and other payables	(168,158)
Deferred revenue	(71)
Other liabilities	(11,965)
Derivative financial instruments	(54,501)

Total liabilities assumed	$(935,686)
Less equity method investments held before acquisition	(14,477)

Net liabilities acquired	$(508)
Goodwill	1,933,197

Cash paid or payable to vendor (including cash equivalents acquired)	$1,932,689
Less: cash and cash equivalents acquired	(51,614)

Cash paid or payable to vendor, net	$1,881,075

(a)

As a result of the AUSTAR acquisition, the Foxtel Group also acquired control of XYZnetworks Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited. These entities were previously accounted for using the equity method of accounting. As such, their assets and liabilities are combined into the Foxtel Group’s financial statements for 2012 and 2013. The balances at acquisition-date principally comprised cash, trade receivables, equipment and trade payables.

The goodwill of $1,933.2 million represents the expected synergies from merging this business with the Foxtel Group which include (i) potential growth from expanded penetration into regional locations as a result of AUSTAR’s position in regional locations, cross selling of additional Foxtel Group services to AUSTAR subscribers, increased advertising revenue given factors such as higher audience shares, expanded programming content and new product innovations over the broader combined subscriber pool; and (ii) cost savings such as salaries (including management), call centers, set-top box design and installation, marketing, infrastructure, listing costs, and other selling, general and administrative expenses. The goodwill is not tax deductible.

The acquired businesses contributed revenues of $81.0 million (unaudited) and profit after tax of $13.0 million (unaudited) to the Foxtel Group for the period from May 23, 2012 to June 30, 2012. If the acquisition occurred on July 1, 2011, the full year contributions would have been revenues of $734.0 million (unaudited) and net income after tax of $52.0 million (unaudited).

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 5. INVENTORIES, NET

The Foxtel Group’s inventories were comprised of the following:

	As of June 30,
	2013	2012
	(audited)	(unaudited)
	(in thousands)
Programming rights	$553,672	$388,812
Accumulated amortization	(272,727)	(166,426)

Total inventories, net	280,945	222,386
Less: noncurrent portion	(106,433)	(95,189)

Current inventories, net	$174,512	$127,197

During the year ended June 30, 2012, there was a $35.7 million write-down of inventory value to net realizable value related to Olympic programming costs. This expense has been recognized in impairment charge for programming costs in the combined statements of operations. In the years ended June 30, 2013 and 2011, there were no such impairment charges.

NOTE 6. PROPERTY AND EQUIPMENT, NET

	As of June 30,
	2013	2012
	(audited)	(unaudited)
	(in thousands)
Leasehold improvements	$78,231	$81,865
Technical equipment	288,987	351,063
Digital set top units and installations	1,906,928	1,674,598
Other property and equipment	35,972	38,914
Digital set top units under capital lease	66,426	66,426

	$2,376,544	$2,212,866

Less: accumulated depreciation and amortization	(1,614,877)	(1,414,058)
Less: accumulated amortization of capital lease	(60,134)	(43,523)

Total property and equipment, net	$701,533	$755,285

Depreciation and amortization related to property and equipment was $349.8 million, $308.2 million and $313.0 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Digital set top units under capital lease arrangements were accounted for as a sale-leaseback financing arrangement where no gain or loss was recorded on the initial sale. Minimum lease commitments are disclosed within the capital lease commitment schedule in Note 14.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying values of the Foxtel Group’s intangible assets and related accumulated amortization were as follows:

	Intangible Assets Not Subject to Amortization	Amortized Intangible Assets, Net			Total Intangible Assets, Net
	Brand and tradenames (a)	Customer contracts (b)	Software (c)	Total
	(in thousands)
Balance, June 30, 2011 (unaudited)	$—	$—	$—	$—	$—
Additions	—	259,381	12,401	271,782	271,782
Amortization expenses	—	(8,152)	(485)	(8,637)	(8,637)

Balance, June 30, 2012 (unaudited)	$—	$251,229	$11,916	$263,145	$263,145
Additions	7,862	—	—	—	7,862
Amortization expenses	—	(73,375)	(6,200)	(79,575)	(79,575)

Balance, June 30, 2013 (audited)	$7,862	$177,854	$5,716	$183,570	$191,432

(a)	These additions arose from the PMP asset acquisition in November 2012.
(b)	Net of accumulated amortization of $81.5 million and $8.2 million as of June 30, 2013 and 2012 respectively. The average useful life of customer contracts is 4 years.
(c)	Net of accumulated amortization of $6.7 million and $0.5 million as of June 30, 2013 and 2012 respectively. The useful life of software is 2 years.

Amortization related to amortizable intangible assets, net was $79.6 million, $8.6 million and $0 for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

Based on the current amount of amortizable intangible assets, net, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2014—$66.9 million; 2015—$60.8 million; 2016—$55.9 million; 2017—$0; and 2018—$0. The changes in the carrying value of goodwill are as follows:

Goodwill
(in thousands)
Balance, June 30, 2011 (unaudited)	$—
Additions	1,933,197

Balance, June 30, 2012 (unaudited)	1,933,197

Balance, June 30, 2013 (audited)	$1,933,197

There were no impairments for the fiscal years ended June 30, 2013 and 2012.

NOTE 8. EQUITY METHOD INVESTMENTS

Investments in entities in which the Foxtel Group has significant influence, but less than a controlling voting interest, are accounted for using the equity method in accordance with ASC 323, “Investment-Equity Method and Joint Ventures”. Significant influence is generally presumed to exist when the Foxtel Group owns an interest between 20% and 50%.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The Foxtel Group’s investments were comprised of the following:

		Ownership Percentage	As of June 30,
			2013	2012
			(audited)	(unaudited)
			(in thousands)
Equity method investments:
Nickelodeon Australia and Nickelodeon Australia Management Pty Ltd	Television programming	35%	$5,310	$6,035

Total equity method investments			$5,310	$6,035

On May 23, 2012 the Foxtel Group acquired AUSTAR gaining control of XYZnetworks Pty Limited, Main Event Pty Limited and Multi Channel Network Pty Limited.

Prior to May 23, 2012, the Foxtel Group owned 50.0%, 33.3% and 37.5% of issued capital of XYZnetworks Pty Limited, Main Event Pty Limited and Multi Channel Network Pty Limited, respectively. In addition, these were not controlled entities of Foxtel Group, and have been historically accounted for using the equity accounting method reflecting the Foxtel Group’s significant influence over these entities.

On May 23, 2012, Foxtel Holdings Pty Limited, a controlled entity of Foxtel Partnership, acquired an additional stake of 50.0%, 33.3% and 37.5% in the issued share capital of XYZnetworks Pty Limited, Main Event Pty Limited and Multi Channel Network Pty Limited, respectively. As a result, these entities are controlled by the Foxtel Group at June 30, 2012 and June 30, 2013 and are no longer accounted for under the equity method from May 23, 2012 onwards.

Since May 23, 2012, the Foxtel Group owned 35.0% of the issued capital of Nickelodeon Australia and Nickelodeon Australia Management Pty Limited, through a 100% holding in XYZnetworks Pty Limited and therefore was accounted for as an equity method investee. Prior to May 23, 2012, these were not equity method investments of Foxtel Group with a holding of 17.5% in Nickelodeon Australia and Nickelodeon Australia Management Pty Limited. On May 23, 2012, Foxtel Group acquired an additional stake of 17.5% in Nickelodeon Australia and Nickelodeon Australia Management Pty Limited through acquisition of an additional 50.0% holding in XYZnetworks Pty Limited.

The Foxtel Group’s equity earnings / (loss) of affiliates was $5.2 million, $0.9 million and ($0.9 million) for the years ended June 30, 2013, 2012 and 2011. Equity method investees are regularly reviewed for impairment by initially comparing their fair value to their respective carrying amounts. As of June 30, 2012 and 2013, the equity method investments are not impaired.

Summarized financial information of the equity investees have not been presented because the effects were not material to the Foxtel Group’s financial position or performance.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 9. BORROWINGS

	Weighted average interest rate at June 30, 2013	Due date at June 30, 2013	Outstanding
			As of June 30,
			2013	2012
			(audited)	(unaudited)
			(in thousands)
Term debt facility (a)	5.94%	April 9, 2015	$400,000	$400,000
Term debt facility (a)	5.94%	April 9, 2016	400,000	400,000
Term debt facility (a)	5.94%	April 9, 2017	220,000	253,823
Term debt—bridge facility	5.94%	Oct 10, 2013	285,000	900,000
US private placement 2009—tranche 1	5.04%	Sept 24, 2014	33,926	30,554
US private placement 2009—tranche 2	5.83%	Sept 24, 2016	80,985	72,850
US private placement 2009—tranche 3	6.20%	Sept 24, 2019	82,079	73,779
US private placement 2012—USD portion—tranche 1	3.68%	July 25, 2019	164,159	—
US private placement 2012—USD portion—tranche 2	4.27%	July 25, 2022	218,878	—
US private placement 2012—USD portion—tranche 3	4.42%	July 25, 2024	164,159	—
US private placement 2012—AUD portion	7.04%	July 25, 2022	100,000	—
Loan from partners	12.00%	July 15, 2027	902,580	886,232
Lease liability	Various	Various	25,297	38,659
Other loans	2.74%	Nov 30, 2013	402	324

Total			$3,077,465	$3,056,221
Firm commitment for fixed rate US private placement (b)			12,703	3,488
US private placement 2012—fair value adjustment			(43,823)	—

Total borrowings			$3,046,345	$3,059,709
Less current portion			(309,311)	(19,317)

Long-term borrowings			$2,737,034	$3,040,392

(a)	The facility bears interest at a floating rate of BBSY +2% per annum payable quarterly.
(b)

The firm commitment is a legally valid and binding agreement that the Foxtel Group entered into in May 25, 2012 to commit to drawdown US$500.0 million fixed rate US private placement borrowings on July 25, 2012, the draw down date. The fair value of the commitment as of June 30, 2012 and the draw down date amounted to approximately $3.5 million and $12.7 million, respectively. The $3.5 million firm commitment was recorded in other current liabilities as of June 30, 2012. The $12.7 million firm commitment was included in the US private placement 2012 balance as of June 30, 2013. The fair value increase in the firm commitment was mainly related to movements in US$-Australian$ exchange rates and interest rates.

Term debt

The Foxtel Group has a financing arrangement with a syndicate of banks that allows it to borrow up to $1.2 billion in the form of floating rate term debt. The maturity of the debt facility is the earlier of the third, fourth and fifth anniversary for each tranche of the date of the agreement (April 10, 2012) and the date on which the term facility is fully repaid. In addition, the Foxtel Group has a financing arrangement with a syndicate of banks that allows it to borrow up to $285.0 million in the form of term bridging loan debt. The maturity of the debt facility was 12 months from the date of the agreement (April 10, 2012) with an option to extend for a further six plus six months. On April 10, 2013, the Foxtel Group exercised its option to extend the facility for a further six months to October 10, 2013 with an option to extend for a further six months.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Unamortized borrowing costs (representing the costs of acquiring external loan facilities) of $12.1 million and $14.1 million are capitalized as of June 30, 2013 and 2012. Of this amount $4.2 million and $3.9 million has been classified as other current assets and $7.9 million and $10.2 million has been classified as other noncurrent assets as of June 30, 2013 and 2012, respectively. The amortized borrowing costs recorded in the combined statements of operations were $3.9 million, $0.9 million and $0 for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

When entering into the term debt, the Foxtel Group hedged a significant portion of its future expected interest rate exposures using interest rate swaps that are designated where possible.

Facilities

The Foxtel Group also has a revolving cash facility which allows it to borrow up to $75.0 million which ends on May 23, 2015. The facility is subject to the same debt covenants as the $1.2 billion term debt facility. The interest rate payable on the facility is based on the bank bill rate plus the same margins as the term debt facility.

Unrestricted access was provided to the following lines of credit:

	As of June 30,
	2013	2012
	(audited)	(unaudited)
	(in thousands)
Total facilities:
Term debt facility	$1,200,000	$1,200,000
Term debt—bridge facility	285,000	900,000
Cash facility	75,000	75,000

Used at the reporting date:
Term debt facility	1,020,000	1,053,823
Term debt—bridge facility	285,000	900,000
Cash facility	8,336	7,973

Amounts available remaining:	$246,664	$213,204

Total commitments fees related to the above facilities amounted to $1.3 million and $0.4 million for the fiscal years ended June 30, 2013 and 2012, respectively. The cash facility has been utilized through the provision of bank guarantees as outlined in Note 14.

US private placement (Senior unsecured notes)

On September 24, 2009, the Foxtel Group entered into a US dollar private placement fixed interest loan for US$180.0 million. The entire loan and interest are economically hedged by a series of cross currency interest rate swaps held by the Foxtel Partnership, which is part of the combined Foxtel Group.

On May 23, 2012, the Foxtel Group entered into a firm commitment for funding by way of a private placement in the amount of US$500.0 million and A$100.0 million. The funds were drawn down on July 25, 2012. In relation to the US$ component, the foreign currency fixed interest loan and interest payments are hedged by a series of cross currency interest rate swaps designated as fair value hedges.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Covenants and Collateral

The Foxtel Group’s external borrowings (term debt, facilities and US private placement) require the Foxtel Group to comply with specified financial and non-financial covenants calculated in accordance with Australian International Financial Reporting Standards. These covenants include restrictions on undertaking future transactions, incurring liens, undertaking transactions with related parties, making repayments of other loans, having fundamental business changes and entering into certain other financing arrangements. The financial debt covenants include maximum levels of total debt to EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) and minimum levels of interest cover (EBITDA to total interest expense) ratios. In the event of default, the liability of the partners is limited to the assets of the Foxtel Partnership and Foxtel Television Partnership. The Foxtel Group is in compliance with these covenants as of June 30, 2013.

There are no assets pledged as collateral for any of the borrowings.

Loans from partners

In addition to the facilities outlined in the table above, the Foxtel Group has a subordinated note facility granted expressly for the purpose of the AUSTAR acquisition of which it was equally provided by controlled entities of Telstra and by controlled entities of News Corporation. The note entitles each of the two investors a 12% per annum fixed return. The loan is repayable within 15 years and three months of drawdown (April 15, 2012) and can be repaid within 10 years and three months of drawdown subject to prior repayment of senior debt (consisting of bank facilities and US private placement debt). The loan from partners is $902.6 million and $886.2 million as of June 30, 2013 and 2012, respectively. The movement between the two years represents the interest payable of $16.4 million which has been accrued as part of the loan during the fiscal year ended June 30, 2013.

Original currencies of borrowings

Borrowings are payable in the following currencies:

	As of June 30,
	2013	2012
	(audited)	(unaudited)
	(in thousands)
United States Dollars (“US$”) (a)	$713,066	$180,671
Australian Dollars	2,333,279	2,879,038

Total borrowings	$3,046,345	$3,059,709

(a)

The US$ borrowings as of June 30, 2013 and 2012 are US$680.0 million and US$180.0 million. These US$ borrowings have been remeasured to Australian dollar equivalents using the spot rate at the combined balance sheets date. Included within the June 30, 2013 balance is also a fair value adjustment associated with the US private placement 2012 of $31.1 million.

The impact of foreign currency movements on borrowings during the fiscal year ended June 30, 2013 was a loss of approximately $82.1 million.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Future maturities

The following table summarizes the Foxtel Group’s debt maturities and capital lease obligations as of June 30, 2013:

Years Ending June 30,	Debt Maturities
2014	$285,402
2015	433,926
2016	400,000
2017	300,985
2018	—
Thereafter	1,631,855

Debt, excluding capital leases and fair value adjustments	$3,052,168
Amounts representing fair value adjustments	(31,120)

Debt, excluding capital leases	$3,021,048

Years Ending June 30,	Capital Lease Obligations
2014	24,703
2015	1,009
2016	330
2017	166
2018	—
Thereafter	—

Total minimum lease payments	26,208
Amounts representing interest	(911)

Present value of minimum lease payments	$25,297

Total debt and leases	$3,046,345

NOTE 10. FINANCIAL INSTRUMENTS

The Foxtel Group is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Foxtel Group’s financial performance and are referred to as “market risks.” When deemed appropriate, the Foxtel Group uses derivative instruments as a risk management tool to mitigate the potential impact of these market risks. The primary market risks managed by the Foxtel Group through the use of derivative instruments include:

•	foreign currency exchange rate risk: arising through foreign currency borrowing, payments for license fees, and capital expenditures (predominately digital set top units); and

•	interest rate risk: arising from floating rate borrowings.

The Foxtel Group uses derivative financial instruments such as cross currency interest rate swaps, interest rate swaps and foreign exchange contracts to hedge certain risk exposures. The Foxtel Group does not use derivative financial instruments for trading or speculative purposes.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Financial risk management is carried out by the Foxtel Group’s treasury (“treasury”) under policies approved by the Board of Directors (“Board”). These policies include identification and analysis of the risk exposure of the Foxtel Group and appropriate procedures, controls and risk limits. Treasury identifies, evaluates and enters into derivative transactions for the Foxtel Group.

The Foxtel Group formally designates all qualifying hedges in hedge relationships and apply hedge accounting for hedges where possible, however all hedges entered into by the Group pre-July 1, 2012 did not qualify for hedge accounting under U.S. GAAP. These hedges are nevertheless economically hedging exposures arising on forecast transactions or recognized assets and liabilities, in line with the Foxtel Group’s risk mitigation strategy. As a result, the changes in fair value of these hedges have been, and will continue to be, included as a component of net income in each reporting period, within ‘Foreign exchange and other gains / (losses) on hedges, net’. Derivatives are classified as current or noncurrent based on their maturity. The Foxtel Group formally designates certain derivative transactions as accounting hedges, however not all derivative transactions entered into by the Group qualify for hedge accounting under U.S. GAAP. Management believes that despite not receiving U.S. GAAP hedge accounting treatment, these derivatives are nevertheless economically hedging various exposures within the business. As a result, the changes in fair value of these derivatives which are not designated for U.S. GAAP in accounting hedge relationships have been, and will continue to be, included as a component of net income in each reporting period, within ‘Foreign exchange and other gains / (losses) on hedges, net’.

The accounting for gains and losses that result from changes in the fair values of derivative instruments depends on whether the derivatives have been designated and qualify as hedging instruments and the type of hedging relationships.

The fair values of the Foxtel Group’s derivative instruments and the line items on the combined balance sheets to which they were recorded are summarized as follows:

	Derivative Assets		Derivative Liabilities
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(audited)	(unaudited)	(audited)	(unaudited)
	(in thousands)		(in thousands)
Derivatives designated as hedging instruments:
Foreign currency derivatives	$16,090	$—	$—	$—
Interest rate derivatives	14,576	—	—	—
Cross currency interest rate derivatives	7,204	—	—	—

Total derivatives designated as hedging instruments	$37,870	—	—	—
Derivatives not designated as hedging instruments:
Foreign currency derivatives	$3,696	$—	$—	$(8,412)
Interest rate derivatives	—	—	(66,214)	(88,886)
Cross currency interest rate derivatives	—	4,225	(4,458)	(21,691)

Total derivatives not designated as hedging instruments	$3,696	$4,225	$(70,672)	$(118,989)

Total derivatives	$41,566	$4,225	$(70,672)	$(118,989)

Represented in the combined balance sheets as follows:
Current	$10,863	$—	$(1,852)	$(8,339)
Noncurrent	30,703	4,225	(68,820)	(110,650)

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Cash flow hedging strategy

Management has a risk management policy to hedge at least 50% of expected operating foreign currency transactions for the subsequent 24 months, subject to approval by the chief operating officer (“COO”) and to hedge 100% of the foreign exchange risk on foreign currency borrowings. Adjustments to the level of hedged exposure can be approved by the COO upon recommendation by the Treasury Manager. The maximum hedged term of a forecast foreign currency transaction is in respect of foreign currency borrowings which are hedged to July 2024.

The total notional value of foreign exchange contract derivatives that have been designated and qualify for the Foxtel Group’s foreign currency cash flow hedging program was $145.6 million and $0 as of June 30, 2013 and 2012, respectively. Foreign exchange contract derivatives are entered into to mitigate currency exchange risk in relation to payments for license fees and capital expenditures (predominately digital set top units).

The Foxtel Group monitors the mix of short-term debt and long-term debt regularly and manages the risk of interest rate fluctuations through the use of derivative financial instruments including forward starting instruments. 50% – 100% of the expected exposures on floating rate A$ debt (including Term Debt, bridging facility and revolving cash facility) in years 1 – 2, 50% – 80% of the exposures in years 3 – 5 and 50% of years 6 – 10 are hedged. The Foxtel Group has entered into interest rate swap agreements and has designated these as accounting hedges in conjunction with the Foxtel Group’s interest rate cash flow hedging program. The objective of this hedging program is to mitigate the risk of adverse changes in benchmark interest rates on the Foxtel Group’s future interest payments. The total notional value of these interest rate swap agreements that were designated and qualified for the Foxtel Group’s interest rate cash flow hedging program was US$500.0 million and $0 as of June 30, 2013 and 2012, respectively. The maximum hedged term over which the Foxtel Group is hedging exposure to variability in interest payments is to September 2022.

The Foxtel Group did not discontinue any cash flow hedging relationships during the year ended June 30, 2013.

The following table presents the pre-tax impact ($0 tax impact) that changes in the fair values of derivatives designated as cash flow hedges had on AOCI and earnings during the years ended June 30, 2013, 2012 and 2011:

	Gains / (losses) recognised in OCI on derivatives for the years ended (effective portion)			Gains / (losses) reclassified from AOCI into income for the years ended (effective portion)
	June 30, 2013	June 30, 2012	June 30, 2011	June 30, 2013	June 30, 2012	June 30, 2011
	(audited)	(unaudited)		(audited)	(unaudited)
	(in thousands)			(in thousands)
Derivatives designated as cash flow hedging instruments:
Foreign currency	$16,090	$—	$—	$—	$—	$—
Interest rate	14,576	—	—	—	—	—

Total	$30,666	$—	$—	$—	$—	$—

During each of the fiscal years presented, the amounts recognized in earnings on derivative instruments designated as cash flow hedges related to the ineffective portion were not material, and the Foxtel Group did not exclude any component of the changes in fair value of the derivative instruments from the assessment of hedge

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

effectiveness. As of June 30, 2013, the Foxtel Group estimates that approximately $7.5 million of net derivative gains related to its cash flow hedges included in AOCI will be reclassified into earnings within the next 12 months.

Fair value hedging strategy

The Foxtel Group’s main interest rate risk arises from long-term debt. Borrowings issued at fixed rates expose the Foxtel Group to fair value interest rate risk. The Foxtel Group manages fair value interest rate risk through the use of cross-currency interest rate swaps under which the Foxtel Group exchanges fixed interest payments equivalent to the interest payments on the US$ denominated debt for floating rate Australian$ denominated interest payments. The changes in fair values of derivatives designated as fair value hedges and the offsetting changes in fair values of the hedged items are recognized in earnings. As of June 30, 2013, such adjustments increased the carrying value of long-term debt by $18.4 million. The total notional value of cross-currency interest rate derivatives that related to fair value hedges of this type was US$500.0 million as of June 30, 2013 which relates to the US private placement 2012 debt.

Economic (non-designated) hedging strategy

In addition to derivative instruments that are designated and qualify for hedge accounting, the Foxtel Group also uses certain derivatives not designated as accounting hedges to mitigate foreign currency and interest rate risk. These are referred to as economic hedges. The changes in fair value of economic hedges are immediately recognized into earnings.

The total notional value of foreign exchange derivatives related to the Foxtel Group’s foreign currency economic hedges was US$68.0 million and US$164.0 million as of June 30, 2013 and 2012, respectively which relate to payments for license fees and capital expenditure. The total notional value of interest rate derivatives related to the Foxtel Group’s interest rate economic hedges was $1,643.3 million and $1,643.3 million as of June 30, 2013 and 2012, respectively which primarily relates to the term debt facilities. The total notional value of cross currency interest rate derivatives related to the Foxtel Group’s fair value interest rate risk economic hedges was US$180.0 million and US$180.0 million as of June 30, 2013 and 2012, respectively which relate to the US private placement 2009 debt.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Summary of foreign exchange and other gains / (losses) on hedges, net

The following table presents the pre-tax impact ($0 tax impact) that changes in the fair values of all derivatives had on earnings during the years ended June 30, 2013, 2012 and 2011:

	Gains / (losses) for the years ended
	June 30, 2013	June 30, 2012	June 30, 2011
	(audited)	(unaudited)
	(in thousands)
Interest on economic hedges	$(36,247)	$(11,189)	$(12,897)
Fair value adjustments on economic hedges (b)	52,015	(36,370)	(69,537)
Foreign currency remeasurement on borrowings not designated in a hedge relationship (spot retranslation) (b)	(19,808)	(7,326)	40,261

Fair value hedge (a) (b)
Fair value adjustment on firm commitment	(9,215)	(3,488)	—
Fair value adjustment on derivative prior to designation as a fair value hedge	3,804	4,225	—
Foreign exchange remeasurement on borrowings designated as fair value hedge	(62,277)	—	—
Fair value adjustment on borrowings designated as fair value hedge	43,823	—	—
Fair value adjustment on derivative designated as fair value hedge	28,658	—	—

Total foreign exchange and other gains / (losses) on hedges, net	$753	$(54,148)	$(42,173)

(a)

The Foxtel Group entered into a firm commitment for US$500.0 million fixed rate private placement borrowings in May 2012. This commitment was recorded within borrowings in the combined balance sheets. Corresponding derivative instruments were taken out on that date to hedge the foreign currency and interest rate exposure on the commitment. The firm commitment and the hedge were remeasured to their fair values on June 30, 2012 and on the draw down date of the borrowing, July 25, 2012, with the gains / (losses) recorded in earnings within ‘Foreign exchange and other gains / (losses) on hedges, net’.

On the draw down date of the borrowing, the cumulative fair value of the firm commitment of $12.7 million was capitalized to the initial value of the borrowing. The hedging instrument was designated as a fair value hedge of the borrowing on that date. All subsequent hedging adjustments on both the borrowing and the hedging instrument have been recorded in earnings within ‘Foreign exchange and other gains / (losses) on hedges, net’.

The net impact of the firm commitment and the hedging instrument on earnings prior to designation of the fair value hedge relationship was $5.4 million and ($0.7 million) for the fiscal years ended June 30, 2013 and June 30, 2012 respectively. The net impact of the fair value adjustment on borrowings and corresponding fair value adjustment on the derivative designated as a fair value hedge on earnings was $10.2 million for the fiscal year ended June 30, 2013. Overall, the combined impact on earnings from the borrowing and the hedging instrument including both the pre-designation and post-designation period was ($4.8 million) and ($0.7 million) for the fiscal years ended June 30, 2013 and June 30, 2012, respectively.

(b)

These represent the noncash fair value and foreign currency translation adjustments as disclosed on the combined statements of cash flow line item ‘Fair value and foreign currency translation adjustments’ of ($37.0 million), $43.0 million and $29.3 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 11. FAIR VALUE

In accordance with ASC 820, “Fair Value Measurement”, fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes market participant assumptions into the following categories: (i) inputs that are quoted prices in active markets (“Level 1”); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities (“Level 2”); and (iii) inputs that require the entity to use its own assumptions about market participant assumptions (“Level 3”). Additionally, in accordance with ASC 815 “Derivatives and Hedging”, the Foxtel Group has included additional disclosures about the Foxtel Group’s derivatives and hedging activities (Level 2). There were no assets or liabilities measured using tiers of Level 1 or Level 3.

The tables below present information about items on which fair value measurements have been made:

	Fair Value Measurements
	Significant Other Observable Inputs (Level 2)
	As of June 30,
	2013	2012
	(in thousands)
Assets
Cross currency interest rate swap contracts—fair value hedges	$7,204	$4,225
Interest rate swap contracts—cash flow hedges	14,576	—
Foreign currency exchange contracts—cash flow hedges	16,090	—
Foreign currency exchange contracts—economic hedges	3,696	—

Total assets	$41,566	$4,225

Liabilities
Interest rate swap contracts—economic hedges	(66,214)	(88,886)
Cross currency interest rate swap contracts—economic hedges	(4,458)	(21,691)
Foreign currency exchange contracts—economic hedges	—	(8,412)
Firm commitment for fixed rate US private placement 2012	—	(3,488)
US dollar denominated debt at fair value	(516,076)	—

Total liabilities	$(586,748)	$(122,477)

There were no transfers between levels during any of the periods presented. Specific valuation techniques used to value level 2 financial instruments include:

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at each reporting date;

•

The fair value of cross currency interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves and determined using forward exchange rates at each reporting date; and

•

The fair value of US dollar denominated debt is calculated as the present value of the estimated future interest and principal cash flows determined using forward exchange rates at each reporting date.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Concentrations of Credit Risk

Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

The Foxtel Group has no significant concentrations of credit risk in trade receivables, as trade receivable balances are made up of a large number of individually immaterial balances. The risk is mitigated by the Foxtel Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Foxtel Group maintains reserves for estimated credit losses and these losses have generally been within expectations. Other receivables include amounts owing from Telstra as of June 30, 2013 and June 30, 2012 of $7.3 million and $37.0 million, respectively. This balance was within its terms of trade and no impairment was made as of June 30, 2013 or June 30, 2012, respectively. There are no guarantees against this receivable however management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. During the 2013 financial year, the Foxtel Group initiated a program whereby the monthly Telstra receivable is factored to a financial institution with no recourse. The receivables factored under this program are derecognized from the Foxtel Group’s balance sheet and the Foxtel Group has no continuing involvement. No gains or losses were recorded on these factored receivables.

The Foxtel Group monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Foxtel Group is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2013, the Foxtel Group did not anticipate nonperformance by any of the counterparties.

NOTE 12. INCOME TAX

The Foxtel Group has no operations in jurisdictions other than Australia. Significant components of the Foxtel Group’s provision for income taxes from continuing operations were as follows:

	For the years ended June 30,
	2013	2012	2011
	(audited)	(unaudited)
	(in thousands)
Current	$3,232	$—	$—
Deferred	26,678	(2,615)	—

Total income tax expense (benefit)	$29,910	$(2,615)	$—

The reconciliation of effective income tax rate on continuing operations with the statutory income tax rate was:

	For the years ended June 30,
	2013	2012	2011
	(audited)	(unaudited)
Australia income tax	30%	30%	30%
Permanent differences and other	(1%)	0%	0%
Partnership income not subject to tax	(14%)	(32%)	(28%)
Change in valuation allowance	(3%)	1%	(2%)

Effective income tax rate	12%	(1%)	0%

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The following is a summary of the components of the deferred tax accounts:

	As at June 30,
	2013	2012
	(audited)	(unaudited)
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$108,173	$151,749
Accrued liabilities and deferred revenue	15,674	34,569
Other	3,280	3,365

Total deferred tax assets	$127,127	$189,683

Deferred tax liabilities
Programming rights	$(8,005)	$(15,435)
Property equipment	(5,965)	(2,874)
Intangible assets	(55,056)	(78,780)
Other	(32)	—

Total deferred tax liabilities	$(69,058)	$(97,089)

Net deferred tax asset / (liability) before valuation allowance	$58,069	$92,594
Less: valuation allowance	(9,278)	(17,125)

Net deferred tax assets	$48,791	$75,469

Represented in the combined balance sheet as follows:
Current deferred income taxes—asset	$21,425	$29,314
Noncurrent deferred income taxes—asset	35,460	54,289
Current deferred income taxes—liability	(7,614)	—
Noncurrent deferred income taxes—liability	(480)	(8,134)

Net deferred tax assets	$48,791	$75,469

The Foxtel Group includes a number of stand-alone taxpayers (Customer Services Pty Limited, Foxtel Cable Television Pty Limited, Foxtel Management Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited) and two separate Australian tax consolidated groups, the Foxtel Holdings Pty Limited tax consolidated group and the XYZnetworks Pty Limited tax consolidated group (all collectively referred to as the “Foxtel taxpayers”). The table above and disclosures below represent the deferred income taxes for the Foxtel taxpayers.

At June 30, 2013, the Foxtel taxpayers had approximately $360.6 million of net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards have an unlimited carryforward period subject to the satisfaction of the loss testing rules (continuity of business test). The Foxtel Group recognized the benefits from prior year operating loss carryforwards in the amount of $145.2 million for the year ended June 30, 2013. The net operating losses have been carryforward by the Foxtel taxpayers since the AUSTAR acquisition on May 23, 2012.

Realization of the net deferred tax assets of $48.8 million is dependent upon the Foxtel taxpayers’ ability to generate future taxable income in the relevant tax jurisdiction to obtain benefit from the reversal of temporary differences and net operating loss carryforwards. The amount of deferred taxes considered realizable is subject to

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

adjustment in future periods if estimates of future taxable income are reduced. As of June 30, 2013, deferred tax assets of two controlled entities were not considered to be realizable and therefore a full valuation allowance has been established.

Uncertain tax positions are accounted for in accordance with accounting standards that require management’s assessment of the expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. Until such positions are sustained by the taxing authorities, the Foxtel Group would not recognize the tax benefits resulting from such positions and would report the tax effect as a liability in the Foxtel Group’s combined balance sheets. The Foxtel Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the combined statements of operations. As of June 30, 2013, the Foxtel Group had no unrecognized tax benefits or interest or penalties recorded for any of the periods presented. The tax years ended 2007 through 2013 remain open to examination by the major taxing jurisdiction in which the Foxtel Group is subject to tax.

On August 2, 2013, the Foxtel Group has received a notification that it is subject to a specific tax review relating to changes in the ‘rights to future income’ legislation in Part 3-90 of the Australian Income Tax Assessment Act 1997 which was amended in 2012. The amendment clarified changes regarding the availability of certain tax deductions in relation to the tax cost setting amount of ‘rights to future income’ and other assets. The review is still in process and therefore, the results of this review are undeterminable and therefore, no provision was made as of June 30, 2013.

NOTE 13. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Foxtel Group enters into transactions with related parties. Related parties consist of partners, entities owned by partners and equity method investee. Revenue transactions with these related parties include primarily subscriber revenue for resale and distribution of the Foxtel Group products and other revenue. Payment of goods and services from related parties includes purchases of and license fees for programming content, contributions to marketing and television production costs, telephony and internet and networking costs.

The following table sets forth the transactions with related parties during the year:

	For the years ended June 30,
	2013	2012	2011
	(audited)	(unaudited)
	(in thousands)
Revenue
From partners or partners’ owned entities	$642,279	$597,457	$559,418
From equity method investee	2,054	116,891	131,928

Payment of goods and services
To partners or partners’ owned entities	$599,894	$456,116	$424,457
To equity method investee	19,864	68,458	73,679

Other transactions from partners or partners’ owned entities
Distributions	$310,000	$216,982	$140,000
Interest paid	90,000	23,018	—
Repayments of loans to partners	—	—	60,000
Interest accrued on loan from partners	16,352	—	—
Noncash distribution	—	16,350	—

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the combined balance sheets:

	As of June 30,
	2013	2012
	(audited)	(unaudited)
	(in thousands)
Receivable from related parties:
From partners or partners’ owned entities	$11,187	$37,052
From equity method investee	435	7,560

Trade and other payable to related parties:
To partners or partners’ owned entities	$81,254	$22,097
To equity method investee	100	—

Borrowings from related parties:
Loans from partners	$902,580	$886,232

Except as disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

NOTE 14. COMMITMENTS AND CONTINGENCIES

The Foxtel Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Foxtel Group’s material firm commitments as of June 30, 2013:

	As of June 30, 2013 (audited)
	Payments Due by Period
	Total	1 year	2-3 years	3-4 years	After 5 years
	(in thousands)
Operating lease (a)
Satellite service agreements (b)	$841,442	$99,725	$199,449	$197,028	$345,240
Property leases	73,575	16,740	34,882	21,582	371
Other	7,710	4,133	3,380	197	—
Capital lease (c)	25,297	23,868	1,263	166	—
Other commitments
Minimum subscriber guarantees—related parties (d)	—	112,525	207,321	196,188	94,476
Minimum subscriber guarantees (e)	95,449	49,301	40,019	5,701	428
Programming costs—related parties (f)	104,080	22,006	32,066	31,658	18,350
Broadcasting rights	401,922	110,254	230,030	61,638	—
IT / Warehousing costs	432	432	—	—	—

Total commitments and contractual obligations	$1,549,907	$438,984	$748,410	$514,158	$458,865	(d)

(a)

The Foxtel Group leases property, motor vehicles, IT and equipment which are classified as operating leases. Leases are for multiple years and may contain renewal options. The operating lease expense including the satellite service agreements was approximately $133.7 million, $127.4 million and $125.9 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

(b)	Satellite expenditure in respect of payments for transponder services on two satellites. The satellite service arrangements are accounted for as operating leases.
(c)	The capital lease minimum payments are net of interest. The interest component is $834.0 thousand for year 1 and $77.0 thousand for years 2 to 3.
(d)

The Foxtel Group have commitments for license fees payable to related entity with minimum subscriber guarantees. These include commitments with contract periods of between 1 and 4 years as well as a commitment of $95.5 million per year under a perpetual contract with no defined term of expiry. For the purposes of the table above, 5 years of the perpetual contract have been presented.

(e)	Operating expenditure in respect of minimum subscriber guarantees payable to third parties for license fees is based on the contracted period.
(f)	Programming expenditure in respect of payments committed for high definition channels.

The Foxtel Group also has certain contractual arrangements in relation to certain investees that would require the Foxtel Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Foxtel Group does not expect that these contingent guarantees will result in any material amounts being paid by the Foxtel Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Foxtel Group expects to incur an obligation to make payments during that time frame.

	As of June 30, 2013 (audited)
	Guarantees expiration per year
	Total	1 year	2-3 years	3-4 years	After 5 years
	(in thousands)
Bank guarantees (a)	$8,336	$1,256	$5,813	$—	$1,267
Operations of equity investee (b)	3,500	3,500	—	—	—

(a)

The Foxtel Group has outstanding bank guarantees expiring in favour of the landlords of the Foxtel Group’s leased office premises, issued by a financial institution. The Foxtel Group may be obligated to contribute funding to the banks in event of default on their lease payments. These guarantees have varying terms which extend through the life of the lease. There is no obligation booked as of June 30, 2013 as the event of default is remote.

(b)

The Foxtel Group may be obligated to contribute additional funding to its equity method investee in the event that the directors of the equity investee determine that funding is required. There is no obligation booked as of June 30, 2013 as no funding requests have been made by the equity method investee.

Contingencies

The Foxtel Group could be involved in routine litigation and contingencies through the ordinary course of its business. A provision for litigation would be accrued when information available to the Foxtel Group indicates that it is probable a liability has been incurred and the amount of loss can be reasonably estimated. For the limited routine litigation that arises from the ordinary course of business, the Foxtel Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages and there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Foxtel Group believes that such matters, individually and in the aggregate, when finally resolved,

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

are not reasonably likely to have a material adverse effect on the Foxtel Group’s combined statements of operations, balance sheets, or statements of cash flow.

NOTE 15. SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events”, the Foxtel Group evaluated subsequent events through September 19, 2013, which was also the date that these combined financial statements were issued.